INTERPRETIVE ADDENDUM
                                       To

                          Investment Advisory Agreement
                               Dated July 1, 2001


      This Addendum sets forth the interpretation of the provisions of the Investment Advisory Agreement, dated as of July 1, 2001 (the "Agreement"), by and between Franklin Templeton International Trust, a Delaware statutory trust (the "Trust"), on behalf of Templeton Global Long-Short Fund (the "Fund"), a series of the Trust and Franklin Advisers, Inc., a California corporation (the "Adviser"), for purposes of the calculation methodology of the investment advisory fee. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Agreement.

      This Addendum is made for purposes of clarifying the meaning of the following terms and conditions in Section 4 of the Agreement:

1. In the first paragraph of Section 4.A., during any period when a Fee Adjustment is made, the "Fund's daily average net assets" to which the Base Fee applies shall be the "Fund's daily average net assets" during the month that ends on the last day of the Performance Period.

2.    In the first  paragraph of Section 4.A., in  clarification  of the use of the word "therefore" at the beginning of the fifth sentence, for purposes of calculating the "maximum annual fee" and the "minimum annual fee," the provision that the "maximum annual fee payable to the Adviser will be 2.50% of average daily net assets and the minimum annual fee will be 0.50% of average daily net assets" shall mean the "maximum annual fee payable to the Adviser will be 2.50% of average daily net assets over each fiscal year of the Fund and the minimum annual fee will be 0.50% of average daily net assets over each fiscal year of the Fund." Measurement of the minimum and maximum annual management fee shall be performed at least monthly, calculated by annualizing the ratio of the total management fee
           (base fee plus performance adjustment) to average daily net assets for the fiscal year to date as of the last calculated net asset value. Any required adjustment shall be recorded to the Fund no later than the next calculated net asset value.

      IN WITNESS WHEREOF, the parties hereto have caused this Addendum to the Agreement to be executed and effective as of the 19th day of January 2005.



                     FRANKLIN TEMPLETON INTERNATIONAL TRUST, on behalf of
                        TEMPLETON GLOBAL LONG-SHORT FUND


                     By /S/MURRAY L. SIMPSON
                        -----------------------
                           Murray L. Simpson
                        Title: Vice President & Secretary



                     FRANKLIN ADVISERS, INC.


                     By /S/MARTIN L. FLANAGAN
                        -----------------------
                           Martin L. Flanagan
                     Title: President